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May 14, 2007

ANNOUNCEMENT No.: 16

GN Store Nord adds new member to Executive Board

Anders Boyer-Søgaard will join GN as executive vice president and CFO within the next few months.

Mr. Boyer-Søgaard is 36 years old and holds a M.Sc. (finance and accounting) from the Copenhagen Business School. He is currently regional director of ISS A/S and has previously worked as CFO of Aston Business Solutions and has held various positions with A.P. Møller-Mærsk.

Going forward, GN's current CFO, Jens Due Olsen, who has anchored the sales process of GN ReSound, will primarily be focused on completing this sale as soon as possible in light of the problems that have arisen after the German competition authorities decision to prohibit the transaction.

Jens Due Olsen's new title will be Deputy CEO.

Jesper Mailind remains in charge of the day-to-day operations of the hearing instrument operations of GN ReSound A/S and GN Otometrics A/S.

Accordingly, GN's Executive Board will now consist of Toon Bouten, CEO, Jens Due Olsen, Deputy CEO, and Anders Boyer-Søgaard, CFO.

For further information, please contact:

Mogens Hugo Jørgensen
Chairman

GN Store Nord A/S
Tel.: +45 45 75 00 00